EXHIBIT 99.1

Equinor ASA: Share buy-back

Equinor has on 26 September 2019 purchased 464,404 own shares at Oslo Stock Exchange at an average price of 174.9986 Norwegian kroner per share.

These share purchases form part of the first tranche of the company's share buy-back programme 2019-2022 announced on 5 September 2019. After this transaction Equinor owns a total of 4,691,244 own shares under the share buy-back programme.

For further information about the share buy-back programme, reference is made to the Oslo Stock Exchange notification published on 5 September 2019 (available from www.newsweb.no).